Human Clothing Company (the "Company") a Delaware

Corporation

Financial Statements

For the fiscal year ended December 31, 2023

Profit and Loss

	Total
INCOME	
40000 Revenue	
40100 Shopify Sales - slø jeans	537,655.31
40200 Other Sales	4,078.34
40400 Shopify Shipping Income	18,184.88
40500 Wix Sales	187,947.79
Total 40000 Revenue	**747,866.32**
41000 Shopify Discount	-144,623.77
42000 Refunds	-74,273.06
Total Income	**528,969.49**
COST OF GOODS SOLD	
50000 Cost of Goods Sold	
51000 Shopify Fees	15,803.53
52000 Supplies & Materials - COGS	230,521.71
54000 Shipping & Order Fulfillment Costs	156,984.21
55000 Channel Adjustments	
56000 Shopify Other Adjustments	88.49
Total 55000 Channel Adjustments	**88.49**
57000 Wix Merchant Fees	6,285.61
Total 50000 Cost of Goods Sold	**409,683.55**
Total Cost of Goods Sold	**409,683.55**
GROSS PROFIT	**119,285.94**
EXPENSES	
60000 Employee Related Expenses	
60100 Payroll Expenses	
60200 Employee Benefit Expenses	
60210 Health Insurance	209.61
60250 Health and Wellness	3,938.27
Total 60200 Employee Benefit Expenses	**4,147.88**
Total 60100 Payroll Expenses	**4,147.88**
60500 Employee Training & Development	293.62
Total 60000 Employee Related Expenses	**4,441.50**
61000 Legal & Professional Fees	
61100 Legal Fees	6,670.00
61200 Accounting fees	7,577.06
Total 61000 Legal & Professional Fees	**14,247.06**
62000 Office Expenses	
62100 Supplies & Materials	11,076.22
62200 Shipping & Postage	496.96

	Total
62300 Equipment <$5000	9,584.80
62400 Rent	14,353.65
62500 Telephone & Internet	671.72
62800 Repair & Maintenance	377.29
Total 62000 Office Expenses	**36,560.64**
63000 Sales & Marketing Expenses	
63200 Marketing Services	3,417.53
63600 Photo Shoot	884.70
63700 Marketing & Promotional Gifts	
63800 Employee or Investor	812.06
Total 63700 Marketing & Promotional Gifts	**812.06**
Total 63000 Sales & Marketing Expenses	**5,114.29**
64000 Software & Web Services Expenses	32,492.24
65000 Contractors and Consultants	171,810.67
66000 Other Operating Expenses	
66100 Business Insurance	250.80
66200 Bank Charges	1,957.03
66300 Permits & Licenses	61.50
66400 Charitable Contributions	12.00
Total 66000 Other Operating Expenses	**2,281.33**
67000 Travel	
67100 Airfare	27,905.13
67200 Ground Transportation	8,803.24
67300 Lodging	14,782.07
67400 Meals & Entertainment	0.00
67600 Travel meals	26,816.36
Total 67400 Meals & Entertainment	**26,816.36**
Total 67000 Travel	**78,306.80**
68000 Research & Development Expenses	616.59
Total Expenses	**345,871.12**
NET OPERATING INCOME	-226,585.18
OTHER INCOME	
70000 Interest Income	0.04
72500 Other Miscellaneous Income	69.63
73000 Credit Card Rewards	360.09
Total Other Income	**429.76**
OTHER EXPENSES	
83000 Taxes	
83200 State	731.00
Total 83000 Taxes	**731.00**
Total Other Expenses	**731.00**
NET OTHER INCOME	-301.24

NET INCOME	$ -226,886.42

Quarterly Profit and Loss Summary

January - December 2023

	Jan - Mar, 2023	Apr - Jun, 2023	Jul - Sep, 2023	Oct - Dec, 2023	Total
INCOME					
40000 Revenue					0.00
40100 Shopify Sales - slø jeans	366,531.56	43,796.41	121,314.85	6,012.49	537,655.31
40200 Other Sales	3,393.54	223.37	381.84	79.59	4,078.34
40400 Shopify Shipping Income	10,319.32	2,212.69	5,652.87		18,184.88
40500 Wix Sales				187,947.79	187,947.79
Total 40000 Revenue	**380,244.42**	**46,232.47**	**127,349.56**	**194,039.87**	**747,866.32**
41000 Shopify Discount	-65,877.32	-6,905.78	-71,840.67		-144,623.77
42000 Refunds	-53,755.41	-7,082.67	-6,313.48	-7,121.50	-74,273.06
Total Income	**260,611.69**	**32,244.02**	**49,195.41**	**186,918.37**	**528,969.49**
COST OF GOODS SOLD					
50000 Cost of Goods Sold					0.00
51000 Shopify Fees	7,896.69	2,172.12	5,435.90	298.82	15,803.53
52000 Supplies & Materials - COGS	48,215.87	94,299.07	29,011.77	58,995.00	230,521.71
54000 Shipping & Order Fulfillment Costs	66,337.22	19,093.67	42,335.65	29,217.67	156,984.21
55000 Channel Adjustments					0.00
56000 Shopify Other Adjustments	88.49				88.49
Total 55000 Channel Adjustments	**88.49**				**88.49**
57000 Wix Merchant Fees				6,285.61	6,285.61
Total 50000 Cost of Goods Sold	**122,538.27**	**115,564.86**	**76,783.32**	**94,797.10**	**409,683.55**
Total Cost of Goods Sold	**122,538.27**	**115,564.86**	**76,783.32**	**94,797.10**	**409,683.55**
GROSS PROFIT	**138,073.42**	**-83,320.84**	**-27,587.91**	**92,121.27**	**119,285.94**
EXPENSES					
60000 Employee Related Expenses					0.00
60100 Payroll Expenses					0.00
60200 Employee Benefit Expenses					0.00
60210 Health Insurance				209.61	209.61

	Jan - Mar, 2023	Apr - Jun, 2023	Jul - Sep, 2023	Oct - Dec, 2023	Total
60250 Health and Wellness	1,057.13	2,080.57	666.81	133.76	3,938.27
Total 60200 Employee Benefit Expenses	**1,057.13**	**2,080.57**	**666.81**	**343.37**	**4,147.88**
Total 60100 Payroll Expenses	**1,057.13**	**2,080.57**	**666.81**	**343.37**	**4,147.88**
60500 Employee Training & Development		293.62			293.62
Total 60000 Employee Related Expenses	**1,057.13**	**2,374.19**	**666.81**	**343.37**	**4,441.50**
61000 Legal & Professional Fees					0.00
61100 Legal Fees	480.00	5,000.00		1,190.00	6,670.00
61200 Accounting fees	277.06		3,550.00	3,750.00	7,577.06
Total 61000 Legal & Professional Fees	**757.06**	**5,000.00**	**3,550.00**	**4,940.00**	**14,247.06**
62000 Office Expenses					0.00
62100 Supplies & Materials	2,849.40	4,200.74	1,781.63	2,244.45	11,076.22
62200 Shipping & Postage	34.66	379.85	82.45		496.96
62300 Equipment <$5000	1,296.02	8,288.78			9,584.80
62400 Rent	7,146.83	7,206.82			14,353.65
62500 Telephone & Internet	61.06	248.52	247.65	114.49	671.72
62800 Repair & Maintenance		364.09	13.20		377.29
Total 62000 Office Expenses	**11,387.97**	**20,688.80**	**2,124.93**	**2,358.94**	**36,560.64**
63000 Sales & Marketing Expenses					0.00
63200 Marketing Services	2,717.65	369.96	329.92		3,417.53
63600 Photo Shoot	711.88	172.82			884.70
63700 Marketing & Promotional Gifts					0.00
63800 Employee or Investor	492.92		319.14		812.06
Total 63700 Marketing & Promotional Gifts	**492.92**		**319.14**		**812.06**
Total 63000 Sales & Marketing Expenses	**3,922.45**	**542.78**	**649.06**		**5,114.29**
64000 Software & Web Services Expenses	10,394.86	10,668.54	6,428.56	5,000.28	32,492.24
65000 Contractors and Consultants	48,820.00	52,077.46	36,891.47	34,021.74	171,810.67
66000 Other Operating Expenses					0.00
66100 Business Insurance	32.70	167.82	50.28		250.80
66200 Bank Charges	722.15	1,079.71	111.46	43.71	1,957.03

	Jan - Mar, 2023	Apr - Jun, 2023	Jul - Sep, 2023	Oct - Dec, 2023	Total
66300 Permits & Licenses				61.50	61.50
66400 Charitable Contributions	12.00				12.00
Total 66000 Other Operating Expenses	**766.85**	**1,247.53**	**161.74**	**105.21**	**2,281.33**
67000 Travel					0.00
67100 Airfare	16,858.66	7,111.19	3,228.05	707.23	27,905.13
67200 Ground Transportation	2,890.59	2,619.84	2,070.49	1,222.32	8,803.24
67300 Lodging	3,912.73	5,248.37	1,743.26	3,877.71	14,782.07
67400 Meals & Entertainment	0.00	0.00	0.00		0.00
67600 Travel meals	12,023.25	5,939.37	4,439.18	4,414.56	26,816.36
Total 67400 Meals & Entertainment	**12,023.25**	**5,939.37**	**4,439.18**	**4,414.56**	**26,816.36**
Total 67000 Travel	**35,685.23**	**20,918.77**	**11,480.98**	**10,221.82**	**78,306.80**
68000 Research & Development Expenses	207.46	236.62	172.51		616.59
Total Expenses	**112,999.01**	**113,754.69**	**62,126.06**	**56,991.36**	**345,871.12**
NET OPERATING INCOME	25,074.41	-197,075.53	-89,713.97	35,129.91	-226,585.18
OTHER INCOME					
70000 Interest Income		0.03		0.01	0.04
72500 Other Miscellaneous Income	69.63				69.63
73000 Credit Card Rewards		310.56	39.35	10.18	360.09
Total Other Income	**69.63**	**310.59**	**39.35**	**10.19**	**429.76**
OTHER EXPENSES					
83000 Taxes					0.00
83200 State				731.00	731.00
Total 83000 Taxes				**731.00**	**731.00**
Total Other Expenses	**0.00**	**0.00**	**0.00**	**731.00**	**731.00**
NET OTHER INCOME	69.63	310.59	39.35	-720.81	-301.24
NET INCOME	$25,144.04	$ -196,764.94	$ -89,674.62	$34,409.10	$ -226,886.42

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
10100 Mercury Checking (4956)	7,304.87
10300 Mercury Savings	10,000.04
10400 Mercury Treasury Account	10,000.00
10750 Wix Clearing	20,777.91
Total Bank Accounts	**48,082.82**
Other Current Assets	
12100 Founder Loan Receivable	127.24
12700 Wix Channel Reserve Balance	8,435.97
Total Other Current Assets	**8,563.21**
Total Current Assets	**56,646.03**
TOTAL ASSETS	**$56,646.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
21500 Mercury Credit Card	977.93
Total Credit Cards	**977.93**
Other Current Liabilities	
22000 Founder Loan Payable	34,404.27
22600 Channel Sales Tax Payable	
22700 Shopify Sales Tax	23,039.01
Total 22600 Channel Sales Tax Payable	**23,039.01**
Total Other Current Liabilities	**57,443.28**
Total Current Liabilities	**58,421.21**
Long-Term Liabilities	
23100 SAFE Notes - Seed Round	318,328.00
23150 Seed Round - Cost Of Financing	-17,630.46
Total 23100 SAFE Notes - Seed Round	**300,697.54**
Total Long-Term Liabilities	**300,697.54**
Total Liabilities	**359,118.75**
Equity	
30000 Common stock	25,072.50
39000 Retained Earnings	-100,658.80
Net Income	-226,886.42
Total Equity	**-302,472.72**
TOTAL LIABILITIES AND EQUITY	**$56,646.03**

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	-226,886.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
10900 Shopify Sales Receivable	102,738.71
12050 Paypal Receivable	86,714.33
12100 Founder Loan Receivable	-127.24
12700 Wix Channel Reserve Balance	-8,435.97
21500 Mercury Credit Card	-1,447.26
22000 Founder Loan Payable	34,404.27
22700 Channel Sales Tax Payable:Shopify Sales Tax	12,305.81
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**226,152.65**
Net cash provided by operating activities	**-733.77**
FINANCING ACTIVITIES	
30000 Common stock	72.50
Net cash provided by financing activities	**72.50**
NET CASH INCREASE FOR PERIOD	**-661.27**
Cash at beginning of period	48,744.09
CASH AT END OF PERIOD	**$48,082.82**

Human Clothing Company
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2023
Opening Balance	-$75,658.80
Net profit/loss	-$226,886.42
Stock Issued	$72.50
Preferred Stock Issued	$0.00
Ending Balance	-$302,472.72

Human Clothing Company
Notes to the Financial Statements
For the fiscal year ended December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Human Clothing Company (the "Company") is a corporation organized in January 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.